PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

13,214,435 shares issued and outstanding

GLOBEX

82-4025

SUPPL

03 DEC -2 AM 7:21

November 4, 2003

DRILLING EXTENDS LIZ GOLD ZONE TO EAST AND DEPTH

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce the results of the first two drill holes from the new drill campaign by **Queenston Mining Ltd. (QMI: TSX)** on Globex's Duquesne West property, Liz Zone.

Previous drilling

To recap, in late 2002 two drill holes 110 metres apart vertically returned the following results in an ankeritic, sericitic and pyritic shear zone.

DQ-02-02	**6.86 g/t Au over 11.15 metres**
DQ-02-10	**5.48 g/t Au over 11.40 metres**

A drill hole 65 metres east of DQ-02-02 drilled in 1997 is now being reinterpreted as part of the Liz Zone and grades the following:

DQ-97-79	**5.63 g/t Au over 5.8 metres** **including 7.20 g/t Au over 4.3 metres**

New drill holes

The first drill hole of the new drill program intersected the Liz Zone approximately 55 metres below DQ-97-79 and 75 metres linearly below and east of drill hole DQ-02-02.

This new drill hole (DQ-03-15) returned the following values over the core lengths indicated.

DQ-03-15	**4.24 g/t Au over 8.0 metres** **including 6.09 g/t Au over 4.5 metres**

A second drill hole DQ-03-16 intersected the Liz Zone approximately 110 metres below DQ-03-15 and 70 metres linearly below and east of DQ-02-10, returned the following values over the core lengths indicated.

DQ-03-16	**4.53 g/t Au over 13.6 metres** **including 6.06 g/t Au over 9.1 metres**

Globex is very pleased with the drill results to date which indicate a wide zone of relatively consistent, minable grade gold. The Liz Zone is open both to the east and west and to depth. The Liz Zone is sub-vertical and is located near the center of the Duquesne West property. Drilling continues with five more step-out drill holes planned for before the Christmas break.

A longitudinal section has been posted on the Globex web site www.globexmining.com, property #5.

The sample analysis was carried out by Laboratoire Expert Inc. of Rouyn-Noranda, Quebec using standard fire assaying procedures with an A.A. finish for geochemical results or a gravimetric finish for samples returning values greater than 1,000 ppb gold.

Exploration work is being carried out under the direct supervision of Michel Leblanc, P.Geo. as geologist and qualified person.

Globex Mining Enterprises Inc. holds a diversified portfolio of mineral properties, including 30 gold prospects, 22 of which are advanced exploration projects, a number of base metal projects, two diamond projects and one magnesium-talc project. Management is currently in discussions with parties interested in optioning various properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com